UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR : Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Rhymella, Inc.

Legal status of issuer
        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        June 15, 2016

Physical address of issuer
PO Box 600511, 897 Washington Street, Newtonville, MA 02460

Website of issuer
www.rhymella.com

Current number of employees
0

	Most recent fiscal year-end (2018)	**Prior fiscal year-end (2017)**
Total Assets	$80,573.90	$258.00
Cash & Cash Equivalents	$29,708.90	$258.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$866.00	$6,326.00
Long-term Debt	$6,326.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$292.10	-$5,929.00


April 30, 2019

FORM C-AR

Rhymella, Inc.




This Form C-AR (including the cover page and all Exhibits attached hereto, the "Form C-AR") is being furnished by Rhymella, Inc., a Delaware Corporation (the "Company" as well as references to "we", "us", or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC")

No federal or state securities commission or regulatory authority has passed upon the accuracy or completeness or adequacy of this document. The U.S. Securities and Exchange Commission does not pass the accuracy or completeness or adequacy of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rhymella.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may",

"should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.rhymella.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rhymella, Inc. (the "Company" or "Rhymella") is a Delaware corporation, formed on June 15, 2016.

The Company is virtually located, and can be reached at its mailing address: P.O. Box 600511, 897 Washington Street, Newtonville, MA 02460.

The Company's website is www.rhymella.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves user photos and specifics from a real-life experience into an imaginative story that features each child as the main character. The Company sells these stories as digital and hard-copy books.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, and rely on external financing.
We are a startup Company and our business model currently focuses on building the mobile application, launching the product and funding the sales/marketing rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 15, 2016 and our principal product is still in development. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing

approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key service providers.
In particular, the Company is dependent on Megan McElroy Rzezutko and Kate Pentkowski, who are the Co-Founders and Directors of the Company. The Company may enter into employment agreements with Megan McElroy Rzezutko and Kate Pentkowski although there can be no assurance that it will do so or that they will continue to manage or otherwise be involved with the affairs of the Company for a particular period of time. The loss of Megan McElroy Rzezutko or Kate Pentkowski or any member of the board of directors, executive officer or key service provider could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with our consultants, co-founders and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause

our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Megan McElroy Rzezutko and Kate Pentkowski in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Megan McElroy Rzezutko or Kate Pentkowski die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. This risk is heightened due to the fact that the targeted end users of our products are children. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with consultants, co-founders and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual

property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may, in the future, depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We may depend upon the identification, investment in and license of our mobile app and associated products to brand partners for our revenues. If we are unable to enter into such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities in order to maintain sustainable revenue and growth.

Our future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers will require our products—particularly the Rhymella mobile app and our digital and hard copy photobooks— to perform at a high level, contain valuable features and be extremely reliable. Given the level of user-driven customization involved, the design of our products is sophisticated and complex, and the process for manufacturing, assembling and testing our products is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with ineffective or error-prone software, which may cause glitches or otherwise disrupt our photobook production

process. As a result, our software would need to be repaired and the photobooks recreated. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring our principal product to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay delivery of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of carriers.
The Company distributes its products through cellular network carriers, many of whom distribute products from competing manufacturers.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

BUSINESS
Description of the Business
Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves user-provided photos from real-life experiences into imaginative stories that feature each child as the main character.

Business Plan
Writing an original story takes hours, days, even months. At the same time, feature content for stories is abundant and in need of a home. Think of the number of photos that sit on any iPhone. Best case scenario these end up in a photobook or even more rarely, are printed and framed. Rhymella is an automated storytelling platform that incorporates user content into original, personalized stories. "Rhymella v1" is Rhymella's principal consumer

product. Through our free mobile app and website, Rhymella weaves the myriad photos taken of kids into imaginative stories that feature each child as the main character. The technology is template-based with the foundation for machine learning built-in. Specifically, Rhymella requests that users provide photos and user-specific details from a particular experience (trip to the beach, a baseball game, etc.) and weaves these into an original, personalized story. Rhymella v1 initially penetrates children's reading through direct-to-consumer book sales, then through brand partners.

Customers: Parents, grandparents, aunts, uncles, caregivers (i.e., anyone who spends time with and loves children) is a potential Rhymella customer. A Rhymella book is the perfect way to commemorate a family vacation at the beach, in a format where it will be enjoyed again and again. Each Rhymella book is a legacy keepsake. The activity of making a Rhymella book is an experience in of itself that loved ones can share together.

Brand partners: Brands are constantly looking for ways to craft a narrative to customers. Rhymella is a vehicle that can provide this narrative - through brand-sponsored books, experiences and partnerships.

Hardcopy and digital books will be sold one-off and via subscription models (one book/month). Rhymella plans to generate revenue from consumer book sales beginning in 2019. Rhymella's on-demand business model is asset-light and affords the Company a negligible carrying costs. The go-to-market strategy is a hybrid of grassroots efforts in conjunction with a PR campaign that includes social media ads, influencers, press and events. The majority of purchasing decisions for children's books is made via word of mouth. Rhymella is inherently set-up for multiple purchases, where each child builds an entire series of books starring him/her. Customer acquisition costs should decline as repeat customers become a larger portion of sales.

History of the Business
The idea for Rhymella was born while our CEO, Megan McElroy Rzezutko, was authoring one of several original, rhyming books for her son. Having spent days collecting photos and writing a rhyming, accompanying narrative, she was convinced that there must be a better way. Technology has come so far, why not use it to automatically author such keepsake stories for us?

The Company was incorporated on June 15, 2016, and has since partnered with leaders in technology, marketing and creative design to develop our differentiated product and user experience.

The Company's Products and/or Services

Product / Service	Description	Current Market
[Cooper]* and the Tall Talking Tree	A personalized children's book that incorporates photos from a visit to the park.	Grandparents, parents, aunts, uncles, caretakers, and anyone who spends time with children

*The name of each book will vary by customer.

Additional books will be released on a periodic basis. Our products will be sold to the consumer directly through a free mobile app download and website.

Competition
The Company's primary competitors are personalized book publishers and digitally produced photo books.

Rhymella differentiates from other personalized book publishers, as each Rhymella book is authentically customized with real life photos and unique details from a lived experience. Rhymella weaves real, lived experience into an imaginative, whimsical story. This compares to the existing personalized books which most often only incorporate generic details (i.e. name, birthday, etc.). Our marketing focus is to ensure that customers understand this key differentiation, as the market for personalized children's books is saturated and Rhymella is a new market concept.

Photo albums are another consideration as customers can simply upload photos from an experience into a digital album, and add their own narrative. However, Rhymella's product is thoughtfully designed to seamlessly weave real life images and details into a storybook, distinguishing it from a simple photo book. Rhymella is designed to be enjoyed repeatedly by kids again and again because of the storyline, the imaginative characters visually depicted, and the seamlessly incorporated photos of themselves - versus photo books, often with simply photos as the feature.

Supply Chain and Customer Base

Components essential to the Company's business are readily available via numerous print providers. The Company is working with an established US-based printer that offers competitive pricing, high quality product at a fast turnaround time. The Company will additionally diversify printing providers as the business scales. All done via seamless API to feed to and from the mobile application and website.

The Company has entered into an agreement with a third-party developer to build the Rhymella mobile application and website.

The Company does not yet have an existing customer base as the product is yet to be launched.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87618093	Books	RHYMELLA	September 21, 2017	February 16, 2019	US

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. copyright and privacy laws and regulations with respect to photographs and other personally identifying information provided by its customers.

Litigation
The company is not currently the subject of any litigation.

Other
The Company is virtually located, and can be reached at its mailing address: P.O. Box 600511, Newtonville, MA 02460. The Company has no additional addresses.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kate Pentkowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP of Product, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Associate Director, Danese Corey Gallery (April 2015 - Present). Responsibilities: Social media consultant and sales
Director of Development, Mulu (April 2011 - March 2015). Responsibilities: business development and partnerships

Education
BA, Middlebury College, Cum Laude
MA, Special Education, NYU

Name
Megan McElroy Rzezutko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Internal Consultant, HPE/HP (February 2013 – Present). Responsibilities: lead for various transformation programs.
Vice President, North Sky Capital/Piper Jaffray Private Capital (February 2010 – January 2013): Responsibilities: global business and product development for the CleanTech fund.
Research Analyst, Allen & Company (2008 – January 2010). Responsibilities: due diligence and research.

Education
BA, Middlebury College, Cum Laude

Name
Richard Henkel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, June 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, 247 Global LLC (2011 – Present). Responsibilities: Advise early stage companies.
Private Equity Portfolio Manager, Arizona State Retirement System (January 2007 – November 2010). Responsibilities: Founded and managed the private equity portfolio for the State of Arizona Retirement System.

Education
BA, Adelphi University, Magna Cum Laude
Penn State Executive Development Program, plus many other university and corporate training programs.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kate Pentkowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP of Product, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Associate Director, Danese Corey Gallery (April 2015 - Present). Responsibilities: Social media consultant and sales
Director of Development, Mulu (April 2011 - March 2015). Responsibilities: business development and partnerships

Education
BA, Middlebury College MA, Special Education, NYU

Name
Megan McElroy Rzezutko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Internal Consultant, HPE/HP (February 2013 – Present). Responsibilities: lead for various transformation programs.
Vice President, North Sky Capital/Piper Jaffray Private Capital (February 2010 – January 2013): Responsibilities: global business and product development for the CleanTech fund.
Research Analyst, Allen & Company (2008 – January 2010). Responsibilities: due diligence and research.

Education

BA, Middlebury College, Cum Laude

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company is currently authorized to issue ten million (10,000,000) shares of a single class of capital stock, par value of $0.0001 (the "Common Stock"). The Company has issued 9,948,570 shares of Common Stock to nine individuals, all subject to vesting schedules over four years, with a two-year cliff.

Upon inception, the Company's co-founders were issued 5,600,000 shares of Common Stock at par value, for the aggregate proceeds of $560.00, with vesting schedules over four years, with a two-year cliff. In 2016, the Company issued 148,570 shares of Common Stock at par value, for the aggregate proceeds of $14.86, to advisors with vesting schedules over four years, with a two-year cliff. As of December 31, 2016, no shares of Common Stock were vested, and 5,748,570 were subject to vesting.

In 2017, the Company issued an aggregate of 2,150,000 shares of Common Stock at par value, for the aggregate proceeds of $215.00, to four advisors/service providers with vesting schedules over four years, with a two-year cliff, and an additional aggregate of 2,000,000 shares of Common Stock at par value, for the aggregate proceeds of $200.00, to its co-founders, with vesting schedules over four years, with a two-year cliff. As of December 31, 2017, no shares of Common Stock were vested, and 9,898,570 remained subject to vesting.

As of the date of this Form C-AR, there are no vested shares of Common Stock issued and outstanding and 9,948,570 shares remain subject to vesting.

Debt
From time-to-time, the co-founders have advanced the Company short-term loans. In aggregate, loans in the amount of $7,192 and $6,326 were outstanding as of December 31, 2018 and 2017, respectively.

Valuation
The Company has not conducted any third-party valuation or appraisal and has conducted only sweat equity sales of its securities to its founders and advisors. No valuation of the Company or its securities is currently available.

Ownership
A majority of the Company is owned by its co-founders. Those people are Megan McElroy Rzezutko, and Kate Pentkowski.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Megan McElroy Rzezutko	45.23%
Kate Pentkowski	31.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company intends to go-to-market via the mobile app and website in 2019 and begin generating revenue during 2019. The Company intends to focus on scaling its user base.

Liquidity and Capital Resources
The Offering proceeds are essential to product launch. We plan to use proceeds to fund development of the mobile app and web, sales and marketing for product launch and base legal/copyright fees.

The Company's average monthly burn rate is $7,500.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

From time-to-time, the co-founders have advanced the Company short-term loans. In aggregate, loans in the amount of $7,192 and $6,326 were outstanding as of December 31, 2018 and 2017, respectively.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Director
_____
(Title)

April 30, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Kate Pentkowski
(Signature)

Kate Pentkowski
(Name)

Director, Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kate Pentkowski
(Signature)

Kate Pentkowski
(Name)

Director, Co-Founder
(Title)

April 30, 2019
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Megan McElroy Rzezutko, certify on behalf of Rhymella, Inc. (the "Company") that:

1. The financial statements of the Company included in this Form C-AR are true and complete in all material respects; and

2. The tax return information of the Company included in this Form C-AR reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended 2016.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Chief Executive Officer
_____
(Title)

APRIL 30, 2019
_____
(Date)

Exhibit A   Financial Statements

12:10 PM

02/20/19

Accrual Basis

RHYMELLA INC

Balance Sheet

As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Checking Account	29,708.90
Total Checking/Savings	29,708.90
Other Current Assets	
Prepaid Expenses	5,000.00
Total Other Current Assets	5,000.00
Total Current Assets	34,708.90
Fixed Assets	
Website	44,818.00
Total Fixed Assets	44,818.00
Other Assets	
Start - Up Costs	1,077.00
Accumulated Amortization	-30.00
Total Other Assets	1,047.00
TOTAL ASSETS	80,573.90
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Megan Rzezutko	866.00
Total Other Current Liabilities	866.00
Total Current Liabilities	866.00
Long Term Liabilities	
Loan from Shareholders	6,326.00
Total Long Term Liabilities	6,326.00
Total Liabilities	7,192.00
Equity	
Common Stock	80,742.00
Retained Earnings	-7,068.00
Net Income	-292.10
Total Equity	73,381.90
TOTAL LIABILITIES & EQUITY	80,573.90

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Accrual Basis

RHYMELLA INC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Amortization Expense	30.00
Dues Expense	108.00
Website Maintenance Fees	154.10
Total Expense	292.10
Net Ordinary Income	-292.10
Net Income	-292.10